SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

GILAT SATELLITE NETWORKS LTD.
(Name of Issuer)
Ordinary Shares NIS 0.20 nominal value
(Title of Class of Securities)
M51474118
(CUSIP Number)
November 1, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.M51474118

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
IDB Development Corporation Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,986,151 Ordinary Shares

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,986,151 Ordinary Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,986,151 Ordinary Shares (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.39% *

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

* Based on 55,441,303 Ordinary Shares outstanding as of June 30, 2019 (according to publicly available information provided by the issuer).

Page 2 of 7 pages

CUSIP NO.M51474118

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Eduardo Sergio Elsztain

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,081,643 Ordinary Shares *

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,081,643 Ordinary Shares *

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,081,643 Ordinary Shares *

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.56% **

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*See Item 4. The 3,081,643 Ordinary Shares consist of (i) 2,986,151 Ordinary Shares held directly by Clal Insurance Enterprises Holdings Ltd. ("CIEH" and the "CIEH Shares", respectively), an affiliate of IDB Development Corporation Ltd., an Israeli corporation, whose debentures are traded in the Tel Aviv Stock Exchange ("IDB Development"); (ii) 94,971 Ordinary Shares held directly by Epsilon Investment House Ltd. ("Epsilon" and the “Epsilon Shares”, respectively), an indirect subsidiary of Discount Investment Corporation Ltd., an Israeli public corporation (“Discount Investment”) and (iii) 521 Ordinary Shares held by Cellcom Israel Ltd. ("Cellcom" and the “Cellcom Shares”), a subsidiary of Discount Investment.

** Based on 55,441,303 Ordinary Shares outstanding as of June 30, 2019 (according to publicly available information provided by the issuer).
Page 3 of 7 pages

Item 1.

(a)	Name of Issuer: Gilat Satellite Networks Ltd. (the "Issuer").

(b)	Address of Issuer’s Principal Executive Offices: Gilat House, 21 Yegia Kapayim Street, Kiryat Arye Petah Tikva 49130, Israel

Item 2.

(a)          Name of Person Filings:

Eduardo Sergio Elsztain
IDB Development Corporation Ltd.

(b)	Address of Principal Business Offices or, if none, Residence:

Eduardo Sergio Elsztain - 108 Bolivar St. (C1006AAD) Ciudad Autónoma de Buenos Aires, Argentina.

IDB Development Corporation Ltd. – ToHa Building, 114, Igal Alon Street. Tel Aviv, Israel

(c)	Citizenship or Place of Incorporation:

Mr. Elsztain - Argentina

IDB Development Corporation Ltd. – Israel

(d)	Title of Class of Securities:

Ordinary Shares, NIS 0.20 par value per share (the “Ordinary Shares”).

(e)	CUSIP Number:

M51474118

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Mr. Elsztain holds through companies in his control (i) 100% of the shares of IDB Development, and (ii) 83.71% of the shares of Discount Investment. IDB Development holds 15.3% of the shares of CIEH of which approximately 10.4% of the shares are held by a Trustee as described in the next paragraph. Discount Investment holds 100% of the shares of Koor Industries Ltd. which in turn holds 68.75% of the shares of Epsilon and 44.08% (47.01% of the voting rights) of the shares of Cellcom.

While each of Mr. Elsztain and IDB Development is a Reporting Person herein, each of Mr. Elsztain and IBD Development disclaims beneficial ownership of the Ordinary Shares reported as held by CIEH herein, primarily as a result of the following: On August 21, 2013, the Israeli Supervisor of Capital Markets, Insurance and Savings (the "Commissioner of Insurance") appointed Mr. Moshe Terry (the "Trustee") to hold, as trustee, IDB Development means of control in CIEH, including the voting power, except for 5% which remains held by IDB Development, and instructed IDB Development to dispose of its interest in CIEH.

All of the CIEH Shares are held for members of the public through, among others, provident funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of CIEH. Consequently, this Statement shall not be construed as an admission by either of the Reporting Persons that any of them is the beneficial owner of any Ordinary Shares held by CIEH covered by this Statement.

 All of the Epsilon Shares are held by mutual funds, which are managed by Epsilon Investment House Ltd. and/or Epsilon Mutual Funds Management (1991) Ltd. . Epsilon Investment House Ltd. and Epsilon Mutual Funds Management (1991) Ltd. each operates under independent management and makes independent investment decisions and has no voting power in the securities held in such client accounts. Consequently, this Statement shall not be construed as an admission by Mr. Elsztain that he is the beneficial owner of any Ordinary Shares held by Epsilon covered by this Statement.

(a)	Amount beneficially owned: see row 9 of cover page of the reporting persons.

(b)	Percent of class: see row 11 of cover page of the reporting persons

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: see row 5 of cover page of the reporting persons

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(ii)	Shared power to vote or to direct the vote: see row 6 of cover page of the reporting persons and note in Item 4 above.

(iii)	Sole power to dispose or to direct the disposition of: see row 7 of cover page of the reporting persons

(iv)	Shared power to dispose or to direct the disposition of: see row 8 of cover page of the reporting persons and note in Item 4 above

Item 5.
Ownership of 5 Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

CO - Clal Insurance Enterprises Holdings Ltd.
CO - Cellcom Israel Ltd.
CO - Epsilon Mutual Funds Management (1991) Ltd.

Item 8.	Identification and Classification of Members of the Group Not applicable.

Item 9.	Notice of Dissolution of Group Not applicable.

Item 10.               Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 7 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 12, 2019
BY: IDB DEVELOPMENT CORPORATION LTD. for itself and on behalf of EDUARDO SERGIO ELSZTAIN

By:	/s/ Aaron Kaufman /s/ Haim Tabouch
Aaron Kaufman and Haim Tabouch, authorized signatories of IDB DEVELOPMENT CORPORATION LTD., on behalf of Eduardo Sergio Elsztain, pursuant to an agreement annexed as Exhibit 1 to this Schedule 13G.

Page 6 of 7 pages

EXHIBIT NO.          DESCRIPTION

Exhibit 1	Authorization letter dated November 11, 2019 authorizing IDB Development Corporation Ltd. to file this Statement on Schedule 13G on behalf of the Reporting Person.

Page 7 of 7 pages